

February 14, 2012

Mario Chamorro Carrizo
Chief Executive Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re:** **Corpbanca**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 001-32305**

Dear Mr. Carrizo:

We have reviewed your response dated October 7, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Period Ended December 31, 2010
Item 4. Information on the Company
B. Business Overview
Traditional and Private Banking, page 28

1. Please refer to our previous comment three in our letter dated September 7, 2011. We note your response and your proposed disclosure revisions. As requested, please also quantify the amount of loans that secure your mortgage finance bonds. To the extent you are obligated for amounts in excess of that provided by the mortgages that secure these bonds, please disclose those amounts as well. Refer to paragraph 14 of IFRS 7.

<u>Loan Portfolio, page 54</u>

2. Please refer to your response to previous comment seven in our letter dated September 7, 2011. Please address the following:

- Your response states that the following response related to commercial loans. We did not note a separate section identified as relating to your other classes of loans. Please revise to clarify whether you also perform modifications of other loan classes. If so, please separately address those classes as well.

- As requested, please provide a revised roll forward of the balances of renegotiated loans for each period presented. We note the information included in your response; however, it does not address all changes occurring in these loans. Please quantify the beginning balance, reductions due to write-offs, reductions due to payments, reductions due to removal of renegotiated status and additions from newly renegotiated loans, and any other changes occurring in the balances of these loans.

- It is unclear what you mean when you say that the recovery column corresponds to the recovery of paid capital from previously impaired loans in the renegotiated loans portfolio. Please revise to clarify whether these amounts relate to payments, sale of collateral received in satisfaction of the loan, or something else.

- As requested, please disclose how the amount of the write-off is determined. For example, disclose if the loans are written down to the fair value of the collateral when secured and written off completely for unsecured loans.

- You indicate that your calculation of the renegotiated loan portfolio redefault rate is defined as the ratio between the sum of the change in reserves, plus write-offs made in 2010, less recovery of bad debts previously written off and the active portfolio as of December 31, 2010. While this information appears to be helpful, please also present the percentage of previously renegotiated loans that subsequently reenter past due status.

- Please revise your future filings to further explain what you consider to be a reasonable period of time when concluding that it is appropriate to remove the renegotiated status from a loan. Disclose if you have a minimum period over which a borrower must repay the loan in a timely manner to demonstrate a history of repayment. Please also disclose the factors considered when you determine whether the expected behavior of the loan is satisfactory.

- You state that a debtor would need to submit an application requesting the new classification before you will consider removing the loan from renegotiated status.

Tell us the business purpose of the debtor for submitting such an application. Clarify whether the change in status affects the terms of the loan.

- Please clarify where these loans are classified in connection with your disclosures on pages 66-67. From the category descriptions it appears as though some of these loans may fall into the B3 or C categories, but we note from your disclosure on page 74 that you do not have any balances classified as such. Therefore, it remains unclear how you determine the loan classification for these loans. Please disclose how you determine the loan classification of these loans as previously requested, and provide disclosure quantifying the dollar amounts of renegotiated loans included in each category.

Classification of Loan Portfolio Based on the Borrower's Payment Performance, page 74

3. Please refer to your response to previous comment eight of our letter dated September 7, 2011. We note your statement that "Write-offs may not be recorded if there are not corresponding reserves that have been previously established". Please clarify how you account for required write-offs when there is no previously established reserve for that loan. Please quantify the amount of these types of write-offs and discuss if these kinds of write-offs are considered in your historical loss rates used for the purposes of determining your group allowances.

4. Please refer to your response to previous comment nine of our letter dated September 7, 2011. We note your proposed disclosure revisions which appear to reiterate your previous disclosure. As such, it is unclear how this disclosure addresses our comment. Please clarify for us and revise your future filings to disclose whether the balances labeled as past due include the total balance of the loan or just the portion of the loan that is past due (i.e. only the principle and interest payments that are actually past due). If the amounts labeled as past due include only the payments and interest that are contractually past due and not the whole balance of the loan, for the purposes of clarity for the reader and to give context to the amount of aggregate loan balances affected, please revise your tabular disclosures on pages 75 and 87, as well as elsewhere in your documents where past due data are presented to address the following:

- Present past due loan data (which reflects the amount of whole loans for which payments are past due) in a tabular format that is at least equal to the prominence given to your presentation of past due data which only includes the principal and interest payments themselves which are contractually past due. Refer to Item III.C.1 of Industry Guide 3.

- If you continue to present your tables of past due data which only includes the principal and interest payments themselves which are contractually past due, please revise the titles of the line items in these tables to more clearly identify that the data only includes the principal and interest payments that are contractually past due.

- Clarify whether such data of principal and interest payments that are contractually past due is being presented because that is the basis you use for reporting to your home country regulators.

- Further, please revise to provide tabular disclosure of the past due full loan amounts in the footnotes to your financial statements pursuant to paragraphs 37a and BC55 of IFRS 7.

Critical Accounting Policies and Estimates
Allowance for Loan Losses, page 86

5. Please refer to previous comment ten in our letter dated September 7, 2011 and address the following:

- Your response indicates that you must maintain a reserve within certain ranges for your individually evaluated loans within the C1-C4 and D1-D2 categories. Please discuss the factors considered in determining to record a loss at the lower or higher end of the range or at some other point within the range.

- You appear to utilize more than one model to determine your risk ratings for loans evaluated for impairment on a group basis. Please disclose whether these models produce similar estimates of loan loss or whether there is a range of loss produced by your use of the two models. If there is a range of loss produced, please discuss how you concluded that your level of allowance was the most appropriate and the best estimate within that range.

- Please quantify the amount of the allowance that would result if you recorded your allowance at the low end of any ranges used and quantify the amount of the allowance that would result if you recorded your allowance at the high end of the range.

Refer to Release No. 33-8350 and paragraph AG86 of IAS 39.

Note 1 – Summary Policies
i) Revenue and Expense recognition, page F-27

6. The information you provided in response to previous comment 15 of our letter dated September 7, 2011 was helpful. Please revise your future filings to clarify your policies for returning nonaccrual loans to accrual status.

k) Assets received or awarded in lieu of payment, page F-29

7. Please refer to our previous comment 16 in our letter dated September 7, 2011. We note your proposed disclosure revisions; however, your policies and procedures for verifying that the agreed upon price is reflective of fair value remains unclear. As requested, please clarify how you determine that the agreed upon price is reflective of fair value. Disclose whether your policies require independent appraisals on collateral received at the time of foreclosure or the transfer of assets in lieu of foreclosure.

Note 10 – Loans and Receivables from Customers, page F-54

8. Please refer to our previous comment 21 in our letter dated September 7, 2011 and address the following:

- It remains unclear why the ratio of total fair value of real estate mortgage collateral held as security as a percentage of the total mortgage loans and receivables portfolio (net of the allowance) is a meaningful ratio in light of your statement that "the collateral associated with mortgage loans only attaches to the mortgage itself". Please provide additional information as to why you believe this ratio is meaningful, particularly in light of the fact that your mortgage collateral generally appears to exceed the balance of the related mortgage loans. Tell us how you concluded that it was not confusing to readers for you to present ratios that apply this excess collateral to your other types of loans to which the collateral does not attach.

- You indicate in your response that you review collateral values by obtaining appraisals on impaired secured loans every 18 months and on unimpaired secured loans every three years. Please confirm that you will disclose this policy in future filings.

- In light of the length of time between collateral valuations as well as your response that a portion of the increase in this ratio at December 31, 2010 is due to increasing property values, please revise your future filings to disclose how you monitor collateral values between appraisals.

- If you make adjustments to appraised values or between appraisals to reflect current market conditions not considered in the appraisals, please revise future filings to disclose the types of adjustments made and the information considered in determining the appropriate amount of adjustment. Please also provide this disclosure in future filings for your assets received in lieu of repayment.

Form 6-K filed December 6, 2011
Third Quarter 2011 Financial Report

9. We note your disclosures here where you characterize your ratio of loan loss allowances to loans as your "Risk Index". Since the level of your allowance is subject to management's judgment, please consider balancing this disclosure with other credit quality information that may be less subjective, such as past due data, charge-off data, or other credit quality data. We note that you define your charge-off rates in footnote (3) on page 10; however we were unable to locate the quantification of this data.

10. On page 6 of this report, you disclose the components of your provision for loan losses, which totals Ch$14,182 million for the three months ended September 30, 2011. We also note the provision reported in your Consolidated Statements of Income on page 8 that the provision totaled Ch$13,852 million for the same period. Please reconcile this apparent inconsistency. We noted similar disclosures in your Form 6-K filed May 16, 2011 and your Form 6-K filed September 28, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director